Exhibit 99.41

Suite 550 – 1090 West Pender Street
Vancouver BC V6E 2N7
CANADA
Telephone +1 604 683 7645
Facsimile +1 604 683 7929
vancouver@snowdengroup.com
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg, London
FILED BY SEDAR
September 25, 2006
To: The Security Regulatory Authorities of each of the Provinces and Territories of Canada
Dear Sirs/Mesdames:
This letter is being filed as the consent of Andrew F. Ross, M.Sc., P. Geo, General Manager of Snowden Mining Industry Consultants Inc., to being named in the “Information Concerning Goldcorp” section of the management information circular (the “Circular”) of Glamis Gold Ltd. dated September 25, 2006 and to the inclusion of reference to the following report (the “Report”) in the Circular and of extracts from, or a summary of, the Report in the written disclosure contained in the Circular:
“Technical Report NI 43-101F1 Los Filos Project, Mexico” for Goldcorp Inc. dated March 31, 2006.
I hereby confirm that I have read the written disclosure from the Report included in the Circular and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

/s/ Andrew F. Ross

Andrew F. Ross, M.Sc, P. Geo,
General Manager
Snowden Mining Industry Consultants Inc.
SNOWDEN MINING INDUSTRY CONSULTANTS INC